Exhibit 10.8

Certain portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K The omitted information is (i) not material and (ii) would likely cause competitive harm to Blue Water Vaccines, Inc. if publicly disclosed. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[***]”.

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT (the “Agreement”) is made and effective as of June 1, 2021 (the Effective Date”) by and between Blue Water Vaccines, having a principal place of business at 201 E Fifth Street, Suite 1900 Cincinnati, OH 45202 (“Company”), and Children’s Hospital Medical Center, d/b/a Cincinnati Children’s Hospital Medical Center (“CHMC”), having a principal place of business at 3333 Burnet Avenue, Cincinnati, Ohio 45229-3039, USA.

INTRODUCTION

WHEREAS, CHMC owns certain Patents and Technology, as defined in Article 1 of this Agreement, which it desires to make available for the development and commercialization; and

WHEREAS, Company desires to obtain certain license rights to the Patents and Technology; and

WHEREAS, Company has represented to CHMC, to induce CHMC to enter into this Agreement, that Company has the desire, expertise and knowledge to develop, produce, market and sell Products and/or to use Processes and that it will commit itself to a thorough, vigorous and diligent program exploring the Technology and inventions claimed in the Patents such that public benefit from the Processes and/or Products will result.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, CHMC and Company agree as follows:

ARTICLE 1 - DEFINITIONS

In the terms defined and used herein, the singular will include the plural and vice versa. Undefined terms in this Agreement (other than names of parties and Article headings) which are set forth in upper case letters have the meanings established for such terms in the succeeding Paragraphs of this Article 1.

1.1	“Affiliate” means, with respect to Company, any corporation, limited liability company or partnership which is controlled by Company. “Control” means that one of the following conditions is met: (a) in the case of corporate entities, direct or indirect ownership of more than fifty percent (50%) of the stock or shares having the right to vote for the election of directors or otherwise to direct or cause the direction of management, and (b) in the case of non-corporate entities, direct or indirect ownership of more than fifty percent (50%) of the equity interest with the power to direct or cause the direction of the management of such non-corporate entities. A company will only be deemed to be an Affiliate for so long as such control exists. Company’s Affiliates as of the Effective Date are set forth on Exhibit A to this Agreement.

1.2	“Confidential Information” will have the meaning set forth in Paragraph 11.3.

1.3	“Field of Use” means utilizing the Patents and Technology for all uses other than the Excluded Field

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1.4	“Excluded Field” means immunization against, and prevention, control, or reduction in severity of gastroenteritis caused by Rotavirus and Norovirus in China and Hong Kong.

1.5	“Government” means the federal, state and/or local government(s) and regulatory bodies of any country or multinational governmental entities within the Territory.

1.6	”Improvement” means any CHMC Improvements or Company Improvements, as defined in Article 7.

1.7	“Net Sales” means the aggregate invoice sales prices, license fees or other amounts charged by Company, its Affiliates, and its Sublicensees from the sale, lending, lease, license or other distribution or disposal of Products, Processes, Company Improvements, products that use a process that is a Company Improvement, or processes that use a product that is a Company Improvement to third parties in accordance with this Agreement less only credits actually granted on account of regular trade and discount allowances, recalls, rejection or return of items previously sold, all taken in accordance with GAAP. No other deductions will be made in the calculation of Net Sales, including, without limitation, for any commissions, cost of collections, transportation, insurance, storage, or other expenses.

1.8	“New Drug Application” or “NDA” means (i) a New Drug Application as defined in the United States Federal Food, Drug and Cosmetic Act and applicable regulations promulgated thereunder from time to time, and all amendments and supplements thereto filed with the FDA or (ii) the equivalent application, including, without limitation, a marketing authorization application filed with any equivalent agency or governmental authority in the European Union (such as the EMEA) requiring such filing, including all documents, data and other information concerning a pharmaceutical product which are necessary for gaining Regulatory Approval to market and sell such pharmaceutical product.

1.9	“Patents” means the patents and patent applications listed on Exhibit B hereto and any patents maturing from any of the foregoing that are patent applications, and any divisionals, continuations and continuations-in-part (solely to the extent that the claims in such continuations-in-part are directed to subject matter specifically claimed in the Patents listed on Exhibit B, and they have the same priority date of such Patents, but not including any additional or different claims), and the resulting patents therefrom.

1.10	“Phase I Clinical Trials” means a human clinical trial that is designed to determine the metabolism, pharmacologic actions (including pharmacodynamics) and pharmacokinetics of a drug in humans, the safety profile, tolerability and any potential side effects of the drug associated with increasing doses and that satisfies the requirements of 21 CFR 312.21(a), or its successor regulation or its equivalent in any other jurisdiction in the Territory.

1.11	“Phase II Clinical Trials” means a clinical trial that is designed to establish the safety and preliminary efficacy of a drug for its intended use, and to define warnings, precautions and adverse reactions that are associated with the drug in the dosage range to be prescribed and that satisfy the requirements of 21 CFR 312.21(b) (or its successor regulation) or its equivalent in any other jurisdiction in the Territory.

1.12	“Phase III Clinical Trials” means a clinical trial on sufficient numbers of patients that, if the defined end-points are met, are designed (and agreed to by the FDA, or other Regulatory Authorities in the Territory) based upon existing data in the same patient population as of the start of the trial to definitively establish that a drug is safe and efficacious for its intended use, and to define warnings, precautions and adverse reactions that are associated with the drug in the dosage range to be prescribed, and which provide pivotal data supporting Regulatory Approval of such drug or label expansion of such drug and that satisfy the requirements of 21 CFR 321.21(c), or its successor regulation or its equivalent in any other jurisdiction in the Territory.

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1.13	“Process” means a process which is disclosed in the Patents or Technology, or a process that uses a product that is disclosed in the Patents or Technology.

1.14	“Product” means a product which is disclosed in the Patents or Technology, or a product which is developed, tested, screened or made in whole or part using a process disclosed in the Patents or Technology.

1.15	“Regulatory Approval” means any approvals (including supplements, amendments, pre- and post-approvals and price approvals), licenses, registrations or authorizations (including any designations of an indication for a Product as an “Orphan Product” under the Orphan Drug Act), howsoever called, of any Regulatory Authority, which are necessary for the distribution, importation, exportation, manufacture, production, use, storage, transport or clinical testing and/or sale of a Product or Process in a regulatory jurisdiction. Regulatory Approval will not include any site license for a Company manufacturing facility.

1.16	“Regulatory Authority” means the United States Federal Drug Administration (“FDA”) or any counterpart of the FDA outside the United States, or other national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council, ethics committee, review board or other entity with authority over the distribution, importation, exportation, manufacture, production, use, storage, transport or clinical testing and/or sale of a Product or Process hereunder.

1.17	“Regulatory Filings” means, collectively, Investigational New Drug applications, Biologics License Applications, NDAs, establishment license applications (ELAs) and drug master files (DMFs), applications for designation of a Product as an “Orphan Product(s)” under the Orphan Drug Act, Orange Book filings, responses to FDA “Written Requests,” Premarket Notification 510(k). Premarket Approval (PMA), Investigational Device Exemption (IDE),or any other filings (including any foreign equivalents and further including any related correspondence and discussions), and all data contained therein, as may be required by the FDA or equivalent Regulatory Authorities for the development, manufacture or commercialization of a Product or Process hereunder.

1.18	“Sublicensee” means any business entity other than an Affiliate to whom Company sublicenses the rights set forth in Paragraph 3.2 hereof

1.19	“Technology” means any technical information in existence and known before the Effective Date by CHMC that are necessary for the use or practice of the Patents contemplated hereunder in the Field of Use, solely to the extent. To the extent not patented or otherwise published, the Technology constitutes part of CHMC’s Confidential Information.

1.20	“Term” means the period beginning on the Effective Date and extending on a jurisdiction by jurisdiction and product by product basis, the later of:

(i)	the last to expire Patent,
(ii)	10 years after the first commercial sale, or
(iii)	Entrance onto the market of a biosimilar or interchangeable product

1.21	“Territory” means worldwide.

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1.22	“Valid Claim” means a claim of a Patent that: (a) has issued and has not expired, lapsed, been cancelled, or abandoned, or been dedicated to the public, disclaimed, or held unenforceable, invalid, unpatentable, revoked, or cancelled by a court or administrative agency of competent jurisdiction in an order or decision from which no appeal has been or can be taken, including through opposition, reexamination, reissue, disclaimer, inter partes review, post grant review, post grant procedures, or similar proceedings; or (b) is in a pending patent application that has not been abandoned, disclaimed, canceled or finally disallowed without the possibility of appeal or refiling.

ARTICLE 2 - LICENSE

2.1 License Grant. Subject to Company’s fulfillment of its payment and other obligations hereunder and CHMC’s reservation of rights below, CHMC hereby grants the following to Company during the Term, solely within the Territory and solely in the Field of Use:

2.1.1	Exclusive License: An exclusive license under the Patents to:

(a) Develop, make, lease, sell, license, or otherwise distribute Products; and

(b) Practice the Processes solely as necessary for the exercise of the foregoing rights.

2.1.2	Non-Exclusive License. A non-exclusive limited license to use and copy the Technology internally solely as necessary for the use or practice of the Patents under Sub-Paragraph 2.1.1. CHMC will deliver a copy of the Technology to Company at a time mutually agreed to by the parties and will have no obligation to update the Technology at any later period.

2.2 Reservation of Rights. Notwithstanding the exclusivity of the license in Sub-Paragraph 2.1.1 above, CHMC reserves on behalf of itself and its Affiliates: (a) all rights, titles and interests not expressly granted in the license; and (b) the right to practice, have practiced and transfer the Patents and Technology for research and development purposes, including education, research, teaching, publication and public service. Notwithstanding the foregoing, in no event shall CHMC’s use or practice, or permit others to use or practice, the Patents or Technology in the Field of Use for any commercial for profit purpose. For purposes of clarification nothing in this Agreement is intended to or shall be construed to restrict the ability of CHMC to use, practice or permit others to use or practice the Patents or Technology for any purpose except as to the Field of Use. Company is obtaining access to the Patents and Technology but not secrecy thereof.

2.3 Government Funding; Non-Profit Funding. The license rights in this Agreement may also be subject to certain rights of the United States federal and/or state or local Government(s) if the Technology and/or the Patents were created or invented in the course of Government-funded research. Such rights may include, for example, a royalty-free license to the Government and the requirement that any Product produced for sale in the United States will be manufactured substantially in the United States. Company acknowledges such rights and agrees to comply and cause its Affiliates, Sublicensees and agents to comply with all such requirements, including, without limitation, any of those set forth in 35 U.S.C. Section 200 et seq. and regulations pertaining thereto (or any successor statutes or regulations). Moreover, if the Technology and/or the Patents were created or invented in the course of research funded by a research grant from a non-Governmental entity, then the license rights may be subject to the terms of such research grant. If any term of this Agreement fails to conform with the foregoing statutes and regulations or research grant, the relevant term will be unenforceable and subject to the severability provisions in Paragraph 15.5.

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2.4 Biological Materials. If the parties desire that CHMC provide Company any patented or unpatented biological or chemical materials in connection with this Agreement, including but not limited to, chemical compounds, animal models, cell lines, cells, nucleic acids, receptors or reagents (collectively, and together with any substance replicated or derived therefrom “Biological Materials”), the parties will execute a separate written non-exclusive license agreement governing the use of such Biological Materials. Upon the expiration or termination of this Agreement, Company will, unless otherwise agreed under the non-exclusive license agreement, either return the Biological Materials to CHMC or destroy them, as instructed by CHMC.

ARTICLE 3 – AFFILIATES; SUBLICENSEES

3.1 Affiliates. As a condition to its receiving the benefits of this Agreement, each Affiliate must first execute and deliver to CHMC a written instrument in form acceptable to CHMC pursuant to which such Affiliate agrees to be bound by all terms and conditions of this Agreement applicable to Company. Company hereby unconditionally guarantees the compliance with and performance by each of its Affiliates of all provisions of this Agreement and will be responsible and jointly and severally liable for all payments due pursuant to this Agreement. A breach of this Agreement by any of Company’s Affiliates will also be deemed a breach by Company. Company will provide CHMC with an updated list of all Affiliates from time to time upon CHMC’s request.

3.2 Sublicenses. Company may, with the prior written approval of CHMC on a case by case basis, enter into written agreements with Sublicensees granting them sublicenses of Company’s rights hereunder to develop, make, lease, sell, license or otherwise distribute Products and practice the Processes consistent with the terms of this Agreement. Each sublicense will be embodied in a written document which (a) contains provisions at least as favorable to CHMC for the protection of its rights and limitation of its liability exposure as the terms of this Agreement, and development and commercialization obligations commensurate in scope as those set forth for Company in this Agreement; (b) contains all rights and obligations due to CHMC contained in this Agreement; (c) names CHMC as a third party beneficiary who may directly enforce the sublicense agreement as if it were a party thereto; and (d) does not permit the Sublicensee to grant further sublicenses. Company will provide CHMC unredacted copies of any executed sublicense agreements and amendments thereto within fifteen (15) days after their execution and an updated list of all Sublicensees from time to time upon CHMC’s request. Company will promptly collect all royalties and other amounts due from such Sublicensees and will take appropriate enforcement action against such Sublicensees for any failure to pay or properly calculate payments. Company will not receive or agree to receive anything of value in lieu of monetary consideration from Sublicensees or amend such sublicense agreements without CHMC’s prior written consent. All of the terms of this Agreement will apply to each such Sublicensee to the same extent as they apply to Company. Company hereby guarantees the compliance with and performance by each of its Sublicensees of all applicable provisions of this Agreement , and any breach of this Agreement by a Sublicensee will be deemed a breach by Company. No sublicenses will relieve Company of its obligations under Article 4. Any purported sublicenses in violation of this Paragraph will be void. Affiliates will not have a right to grant any sublicenses.

ARTICLE 4 – DUE DILIGENCE

4.1 Company will use commercially reasonable efforts and will cause any Sublicensees or Affiliates to use best efforts (including, without limitation, by commitment of funding and personnel consistent therewith), to bring the Products or Processes to market through thorough, vigorous and diligent programs of research, development, testing, manufacturing, marketing and commercialization and to continue active, diligent efforts for the Products or Processes throughout the Term. Company will use best efforts to make all necessary Regulatory Filings and obtain all necessary Regulatory Approvals. CHMC will have the right, in its discretion, to directly or indirectly participate in any NDA prosecution. Company will notify CHMC in writing within seven (7) days after receiving office notice of any Regulatory Approval. Company will comply with all applicable laws and regulations in connection with all of the foregoing.

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4.2	In addition, Company will adhere to the following milestones:

4.2.1	Development and Commercialization Plans; Reports. A preliminary development and commercialization plan (“Plan”) will be included herein as Exhibit C. and attached hereto seting under which Company intends to develop, market, use, sell or otherwise commercialize the Products and/or Processes. Company will deliver the Plan o CHMC, within 90 days of the Effective Date. The Plan will set forth each stage of development, the amount of money on hand and committed to an indication, number and kind of personnel and time budgeted for each phase of development of each of the Products or Processes over the next year, and summarizing the development, marketing, manufacturing, sales, and Regulatory Approval progress made since the previous year and will include sufficient detail to allow CHMC to assess whether Company has met its obligations under Paragraph 4.1 to use commercially reasonable efforts and its ability to meet the milestones in Paragraph 4.2.2 below, and will provide similar updated Plans to CHMC on or before January 1 of each year (“Reports”). Company will provide CHMC copies of any similar reports provided by Company’s Sublicensees and such other information as CHMC will reasonably request.

4.2.2	Development and Due Diligence Milestones. Company will achieve development milestones as described in the time and events below.

(i)	CDMO kick-off Meeting – 9 months after Effective Date
(ii)	Pre-IND Meeting – 18 months after Effective Date
(iii)	IND filed using Technology – 3 years after Effective Date
(iv)	First patient dosed using Technology – 1 year after IND Approval
(v)	First BLA or equivalent using Technology – 3 years after IND Approval
(vi)	Second BLA or equivalent using Technology – 5 years after IND Approval

4.3	Milestone Notices; Failure. Company will inform CHMC in writing before or within three (3) business days after each milestone deadline whether such milestone has been met. In the event that Company notifies CHMC that it anticipates non-achievement of a certain Milestone or it in fact, has not achieved a certain Milestone for any indications that have already entered development at any stage, then the parties agree to discuss in good faith, for a period of no more than forty-five (45) days, to discuss amending the Milestones. In the event the parties cannot mutually agree on such an amendment, CHMC has the option of converting any or all of such exclusive licenses to nonexclusive licenses with no right to sublicense and no right to initiate legal proceedings. In the event CHMC converts such exclusive licenses to nonexclusive licenses, Company continues to be bound by all payment obligations under Article 8. Company’s failure to tomeet any of the milestone payment obligations in Paragraph 8.5 will be grounds for CHMC to terminate this Agreement for material breach.

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ARTICLE 5 - PATENT PROSECUTION AND COSTS

5.1 Patent Prosecution and Maintenance. CHMC will have the first and sole right, using in-house or outside legal counsel selected by CHMC, to prepare, file, prosecute, maintain and extend patents and patent applications in the Patents in its own name in the United States of America and in any other countries in the Territory, and Company agrees to reimburse CHMC for its legal and administrative costs (including, without limitation, outside attorneys’ fees, filing fees and maintenance fees) incurred under this Paragraph within thirty (30) days after each receipt of CHMC’s written statement of such expenses. Without limiting the materiality of any other breaches, Company’s failure to do so will be a material breach of this Agreement. CHMC will use reasonable efforts to deliver to Company reasonably complete drafts of all material submissions to patent authorities relating to the Patents, including, without limitation, patent applications and amendments, and, to the extent feasible, to give Company a reasonable opportunity to comment on such documents prior to their filing. Company will provide any such comments promptly. CHMC will consider Company’s comments and requests with regard to the preparation, filing, prosecution and/or maintenance of the Patents in good faith. However, the final decision with respect to such matter will remain with CHMC. CHMC will also provide Company copies of material documents received from such patent authorities relating to the Patents. If CHMC notifies Company of its proposal to file a Patent hereunder in any country in the Territory and Company notifies CHMC in writing within fourteen (14) days thereafter that it does not agree to such filing, then CHMC will have the right to file, prosecute and maintain such Patent in such country at its own expense, and such Patent will not be included in Company’s license under this Agreement.

5.2 Company’s Election to Prosecute. In the event that CHMC desires not to remain responsible for the prosecution or maintenance of any Patents, it will provide Company with sixty (60) days’ written notice of such intended decline of responsibility, and Company may, upon written notice, elect to assume, at Company’s expense, the responsibilities and obligations to prosecute, and maintain and extend in CHMC’s name the abandoned Patents in their respective countries. Company will use reasonable efforts to deliver to CHMC reasonably complete drafts of all material submissions to patent authorities relating to the Patents, including, without limitation, patent applications and amendments, and, to the extent feasible, to give CHMC a reasonable opportunity to comment on such documents prior to their filing. CHMC will provide any such comments promptly. Company will consider CHMC’s comments and requests with regard to the preparation, filing, prosecution and/or maintenance of such abandoned Patents in good faith. However, the final decision with respect to such matter will remain with Company. Company will also provide CHMC copies of material documents received from such patent authorities relating to the Patents.

5.3 Company’s Abandonment. If, after electing to assume the responsibilities set forth in Paragraph 5.2 above, Company subsequently determines not to prosecute or maintain such Patents in any country, Company will provide CHMC with sixty (60) days’ written notice (“Abandonment Notice”). If the Territory includes multiple countries and such determination is made on a country-by-country basis, then upon Company’s Abandonment Notice to CHMC, Company’s license and other rights hereunder will terminate with respect to such country/countries and CHMC will have the right but not the obligation to assume responsibility for the prosecution and maintenance in such country/countries and will be responsible for all expenses associated therewith.

ARTICLE 6 - PUBLICATION RIGHTS

6.1 CHMC reserves the right for itself and its Affiliates and investigators to present, publish or otherwise disseminate the results of its and their research on the inventions claimed in the Patents and Technology. However, CHMC agrees to submit copies of any abstract or manuscript proposed for written or oral presentation or publication regarding the inventions claimed in the Patents to Company at least thirty (30) days in advance of the submission or presentation. If Company does not, within thirty (30) days after receipt of the manuscript, object in writing, CHMC may proceed with the presentation or publication. However, if Company notifies CHMC in writing within such period that it has a reasonable belief that such presentation or publication would reveal Company’s own Confidential Information or a patentable invention for which patent applications are being filed under Article 5, it will provide a written request to CHMC specifically identifying the information giving rise to the belief. CHMC will consider Company’s request in good faith. If it agrees with Company, it will, as applicable, either remove Company’s Confidential Information or not publish or present the information so identified by Company until such time as a patent application has been filed or the expiration of sixty (60) days after the date of submission of the manuscript or abstract to Company, whichever occurs first. Company will keep all submissions made by CHMC hereunder confidential in accordance with Article 11 until such time as CHMC or its Affiliates or investigators make the applicable publication or presentation.

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ARTICLE 7 – OWNERSHIP; IMPROVEMENTS

7.1 Ownership. CHMC is and will remain the sole owner of the Patents, Technology, CHMC Improvements and Biological Materials, as well as any other current or future patent, copyright, trade secret, database rights or other intellectual property rights in any of the foregoing in any country. Company agrees to execute any additional documents and do all things necessary or appropriate, during and after the Term of this Agreement, to vest and confirm all such rights in CHMC to any of the foregoing and to facilitate the obtaining by CHMC of any desired legal protection for the same in any countries. Any documents or actions described in the preceding sentence will be prepared, filed or taken at CHMC’s expense, but Company will sign such documents and otherwise cooperate at no cost to CHMC.

7.2 Patent Marking. To the extent commercially feasible, Company will mark all Products with the number of each issued Patent(s) that cover(s) the Products. Any such marking will be in conformance with the patent laws and other laws of the country of manufacture, use or sale, as applicable.

7.3 Contesting the Patents. To the fullest extent permitted by law in the countries within the Territory, in the event that Company or its Affiliates contest the validity or enforceability of any of the Patents granted under the laws of such country, or set up or induce the setting up of any adverse allegations as to the validity or enforceability thereof, or lend their aid and support of any opposition thereto, then CHMC will have the right to terminate this Agreement immediately upon written notice to Company, and Company will reimburse CHMC for its costs (including, without limitation, reasonable attorneys’ fees) of defending any such allegations of invalidity or enforceability.

7.4 Notification of Improvements. Each party agrees to promptly disclose their respective Improvements in writing to the other party after they have first been reduced to practice and patent applications have been filed on them to the extent lawfully permitted to do so without breaching any restrictions on use or disclosure owed to third parties, and will promptly advise the other party of the filing and maintenance of any patent or application on the same.

7.5 “CHMC Improvement” means any patented modification, alteration or improvement of any invention claimed in a Patent and which is conceived of or reduced to practice by one or more employees or agents (including, without limitation, consultants or contractors) of CHMC after the Effective Date and is assigned to CHMC, and excluding any Joint Improvements as defined in Section 7.7. CHMC Improvements will not be included in the license grants set forth in this Agreement. Provided that a CHMC Improvement is not encumbered by an agreement with a third party that would preclude so adding it, CHMC hereby grants to Company an exclusive option to add CHMC Improvements to the license rights granted in this Agreement for sixty (60) days after Company has been notified of the existence of each such CHMC Improvement under Paragraph 7.4 (an "Option Period"). CHMC will notify Company in writing of the option fee, as indicated in section 8.3, and patent costs to be reimbursed by Company, if any, as determined by CHMC, to add such CHMC Improvement. Company may exercise its option to add such CHMC Improvement by providing CHMC, within the relevant Option Period, with written notification of Company's desire to so add the CHMC Improvement and paying CHMC the option fee and patent costs for each CHMC Improvement so added, in which case, such CHMC Improvement will be subject to the same restrictions, limitations, warranty disclaimers, and obligations herein as the Patents, including, without limitation, the payment of Running Royalties.

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7.6 “Company Improvement” means any modification, alteration or improvement of any invention disclosed in Technology or a Patent which is conceived of or reduced to practice solely by one or more employees or agents (including, without limitation, consultants or contractors) of Company or Affiliates or Sublicensees. CHMC will automatically have a worldwide, perpetual, sublicenseable, non-exclusive, paid up, royalty-free license to use any Company Improvements solely for clinical or non-clinical, non-commercial research, testing, educational and patient care purposes. Company agrees to execute and deliver at no charge any additional documents reasonably requested by CHMC to confirm such non-exclusive license.

7.7 “Joint Improvement” means any patented modification, alteration or improvement of any invention claimed in a Patent and which is conceived of or reduced to practice jointly by one or more employees or agents (including, without limitation, consultants or contractors) of CHMC and one or more employees or agents (including, without limitation, consultants or contractors) of Company or Affiliates or Sublicensees after the Effective Date and is assigned according to the inventorship obligations of each inventor. Joint Improvements will not be included in the license grants set forth in this Agreement. Provided that a Joint Improvement is not encumbered by an agreement with a third party that would preclude so adding it, CHMC hereby grants to Company an exclusive option to add Joint Improvements to the license rights granted in this Agreement for sixty (60) days after Company has been notified of the existence of each such Joint Improvement under Paragraph 7.4 (an "Option Period"). CHMC will notify Company in writing of the option fee, as indicated in section 8.3, and patent costs to be reimbursed by Company, if any, as determined by CHMC, to add Joint Improvement. Company may exercise its option to add such Joint Improvement by providing CHMC, within the relevant Option Period, with written notification of Company's desire to so add the CHMC Improvement and paying CHMC the option fee and patent costs for each Joint Improvement so added, in which case, such Joint Improvement will be subject to the same restrictions, limitations, warranty disclaimers, and obligations herein as the Patents, including, without limitation, the payment of Running Royalties.

7.8 Compulsory Licensing. During the Term, CHMC may become aware of Third Parties that are interested in obtaining rights to the Products or Processes for specific indications not indicated in a Report as defined in Section 4.2.1 (each such specific indication being a "New Indication"). CHMC will provide notice to Company of any written indications of interest in a New Indication (including, without limitation, the written notice of interest from, and the name and contact details of, any such Third Party (each an "Interested Third Party") and the specified New Indication) within thirty (30) days of receipt of such written indication of interest (a "New Indication Notice"). Company will then provide written notice to CHMC within thirty (30) days of receipt of a New Indication Notice of its decision regarding the development of such New Indication.

7.8.1 If Company elects to develop the Products or Processes in respect of the New Indication, the Parties will negotiate commercially reasonable development targets to be pursued by Company under this Section (the "New Indication Development Period"). If, upon expiration of the New Indication Development Period, Company has not met the development targets, then the relevant New Indication shall be added to the Excluded Field;

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7.8.2 If Company elects not to develop the Products or Processes in respect of the New Indication then:

(i) Company may at its sole discretion elect to enter into good faith negotiations with the relevant Interested Third Party for the grant of a sublicense under the Products or Processes in respect of the relevant New Indication, and Company shall keep CHMC reasonably informed of such negotiations with CHMC able to join in discussions with Company and the Interested Third Party at CHMC’s discretion; or

(ii) if Company has not within three (3) months of the New Indication Notice entered into good faith negotiations, such New Indication will be excluded from the license grant and CHMC will be free to pursue licensing of the Products or Processes within each excluded field to the Interested Third Party.

ARTICLE 8 - PAYMENTS AND ROYALTIES

In consideration of the rights set forth herein, Company will make the following payments to CHMC:

8.1	Initial License Fee. Upon execution of this Agreement, Company will pay to CHMC a one-time, non-refundable, non-creditable license fee (“Initial License Fee”) of Twenty-five Thousand Dollars (US [***]), payable within thirty (30) calendar day of the Effective Date.

8.2	Deferred License Fees:

(i)	A deferred license fee of [***] is payable upon Company’s first to occur convertible debt or equity raise after the Effective Date. At Company’s option, payment of the accrued patent expenses due as of the Effective Date can be made in the form of that convertible debt or equity to CHMC with the same terms and conditions as the other investors for that fund raise event.

(ii)	In addition, separate deferred license fee of [***] is payable upon the one year anniversary of the Effective Date.

8.3	Improvements License Fees: For each Improvement that Company elects to include in the License Grant as described in Sections 7.5 and 7.7, Company shall pay a option fee of [***] within thirty (30) calendar days of notifying CHMC that the Company exercises the Option to license such Improvement.

8.4	Patent and Legal Fees. Company will also pay CHMC for all past patent and legal fees associated with the Patents, totaling [***] as of the Effective Date. Such payments will be made to CHMC within thirty (30) calendar days after the Company’s first to occur convertible debt or equity raise following the Effective Date. At Company’s option, payment of the accrued patent expenses due as of the Effective Date can be made in the form of that convertible debt or equity to CHMC with the same terms and conditions as the other investors for that fund raise event. As of the Effective Date, Company will be responsible for all current and on-going patent expenses and will reimburse CHMC for such expenses promptly upon receipt of invoice.

8.5 Milestone Payments. Upon completion of each milestone described below, Company will pay CHMC as follows:

(i)	IND filing of Licensed Product - [***]

(ii)	BLA or equivalent allowed for Licensed Product in US or EU - [***]

(iii)	First commercial sale of Licensed Product in US - [***]

(iv)	First commercial sale of Licensed Product in EU - [***]

(v)	First Commercial sale of Licensed Product in Japan - [***]

(vi)	First Commercial sale in ROW - [***]

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(vii)	Conclusion of first calendar year in which aggregate Net Sales of Licensed Product(s) exceed $250,000,000 - [***]

(viii)	Conclusion of first calendar year in which aggregate Net Sales of Licensed Product(s) exceed $500,000,000 - [***]

(ix)	Conclusion of first calendar year in which aggregate Net Sales of Licensed Products(s) exceed $1,000,000,000 - [***]

8.6 Running Royalties. Beginning on first Net Sale, Company will pay CHMC running royalties (“Running Royalties”) on a quarterly basis a percentage of Net Sales of Company, its Affiliates, and its Sublicensees for the previous quarter as follows:

(i)	while there exists a Valid Claim:

a.	5% for Products or Processes for P-Particle VLP Bi-valent vaccine for norovirus and rotavirus,

b.	4% on Products or Processes for Universal Flu Vaccine(s),

c.	2% on Products or Processes for all other indications

(ii)	while no Valid Claim exits, 50% of the applicable running royalty rate as outlined in above Subsction 8.6(i)

So long as the quarterly payment is more than [***], each payment of Running Royalties will be made within thirty (30) days after the end of each quarter. If the payment is [***] or less, then payment can be delayed until the sum of the amount due reaches [***]. Regardless, within thirty (30) days after the end of each quarter, Company will provide a report of Net Sales in sufficient detail to permit confirmation of the accuracy of the Running Royalty payment made, including, without limitation and on a country-by-country basis, the number of Products sold or Processes commercialized, the gross sales and Net Sales and deductions taken from gross sales by category as set forth in the definition of Net Sales to arrive at the Net Sales calculation, the Running Royalties payable (in U.S. Dollars), and the method used to calculate the Running Royalties as well as the exchange rates used, if applicable. If the gross sales or Net Sales per Product or Process varies between customers or payors of the Products or Processes, Company shall further include details, grouped by the differing gross sales or Net Sales per Product or Process, as to the number of Products sold or Processes commercialized, the gross sales and Net Sales and deductions taken from gross sales by category as set forth in the definition of Net Sales to arrive at the Net Sales calculation.

8.6.1	Anti-Stacking Provision. In the event that Company is legally required to make royalty payments to one or more third parties whose patent rights dominate the Patent(s) and would therefore be infringed by the exercise of the license rights granted in Paragraph 2.1, or whose patent rights Company is required to license to obtain Regulatory Approval to sell Product, Company may reduce Running Royalties due to CHMC in the same quarterly reporting period by fifty percent (50%), provided, however, that in no event shall the Running Royalties be reduced below half of the applicable Running Royalty in Subections 8.6(i) and (ii) in any quarterly reporting period. In order to exercise its offset rights hereunder, Company must send written notice to CHMC describing the nature and amount of its payment requirements, the identity of the third party and the applicable third party patents promptly after first becoming aware of the requirement to make any such payments. In no event will Company be eligible to reduce the Running Royalties as described in this Paragraph for any payments required to be made by Company to use any third party biological research tools.

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8.7 Consideration other than Monetary. Company and its Affiliates and Sublicensees will have no right to sell, license or otherwise distribute Products or commercialize Processes for no consideration or in exchange for non-monetary compensation without CHMC’s prior written consent. Upon any such approved sale, license or other distribution or disposal other than for monetary consideration or at a discounted price substantially lower than the customary price, such Product will be deemed to be sold or Process used exclusively for money at the average price during the applicable reporting period generally achieved in arms’ length transactions for such Product or Process in the country in which such sale, license or other distribution or disposal occurred when such Product is sold or Process used alone and not with other products (or, in the absence of such sales or licenses, at the fair market value of the Product or Process).

8.8 Sublicenses. In the event that Company enters into a sublicense agreement with a Sublicensee, Company will pay to CHMC a percentage of all non-royalty sublicensing revenues received from said Sublicensee (including, without limitation, license fees, milestone payments, advances, license maintenance fees, and other payments) as follows:

(i)	Twenty-five percent (25%) for revenue received prior to first Net Sale of first Licensed Product, or

(ii)	[***] for revenue received after first Net Sales of first Licensed Product but before first Net Sales of second Licensed Product, or

(iii)	[***] for revenue received after first Net Sales of second Licensed Product.

Payments to CHMC with respect to sublicense revenue and royalties will be due within thirty (30) calendar days after such amounts are received by Company.

8.9 Taxes and Other Fees. In addition to any other amounts due hereunder, Company will pay, without any deduction to its Net Sales, all federal, state, municipal, foreign, and other governmental excise, sales, use, property, customs, import, value added and other taxes, fees and levies of any nature that are assessed upon or with respect to the development, manufacture, use, offer, sale, license distribution, export or import of the Technology, Products or Processes or otherwise arising in connection with this Agreement, other than United States taxes based on CHMC’s income. If any withholding tax is imposed under the laws of a country or other taxing jurisdiction outside of the United States on any amounts to be paid to CHMC, such amounts will be increased by the amount of the withholding tax. Company will be solely responsible for and will pay any and all amounts required in the foreign location to be withheld, charged, deducted, or assessed against such payment amounts and will promptly furnish CHMC with certificates evidencing payment of such amounts.

8.10 Payments; Currency. All payments under this Agreement will be made by wire transfer as per the following instructions:

Bank Name: PNC Bancorp

Bank Address: 201 East Fifth Street, Cincinnati, OH 45202

ABA Number: 041000124

Swift Code (aka BIC Code): PNCCUS33

Account Name: Children’s Hospital Medical Center

Account Number: 4006905247

Attention: Center for Technology Commercialization, Business Manager

Reference: CHMC REF# LIC210501

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Each wire transfer will identify the obligation under this Agreement that the payment satisfies. All payments will be made in U.S. Dollars without set-off for currency conversion. With respect to Net Sales invoiced or expenses incurred in a currency other than U.S. Dollars, the Net Sales invoiced or expenses incurred will be converted into the US Dollar equivalent using a conversion rate existing in the United States (as reported in the Wall Street Journal) on the last working day of the applicable reporting/payment period.

8.11 Unpaid Amounts; Interest; Material Breach. Any sums which have not been timely paid by Company will accrue interest compounded daily from the original due date of each sum until the date of actual receipt of payment at the annual rate of ten percent (10%) or the maximum rate allowable by law, whichever is higher. Without limiting the materiality of any other breaches of this Agreement, Company’s failure to make timely payments under this Article 8 will be deemed a material breach.

8.12 Records; Audit. Company will keep during the Term and for a period of three (3) years thereafter, full, true and accurate books of accounts and other records containing all information necessary to ascertain and verify the remuneration payable to CHMC hereunder. During the Term of this Agreement and for three (3) years thereafter, CHMC will have the right to audit, or have an agent, accountant or other representative, audit such books, records and all other material documentation of CHMC and its Affiliates and Sublicensees relating to Net Sales and other payment obligations at reasonable times and upon reasonable notice. Should the audit lead to the discovery of a discrepancy to CHMC’s detriment, Company will pay the amount of the discrepancy, plus interest, within thirty (30) days of Company’s written notice with the findings of the inspection. CHMC will pay the full cost of the inspection unless the discrepancy is greater than five percent (5%) to CHMC’s detriment, in which case Company will pay the reasonable cost charged by such accountant for such inspection at the time of payment of the discrepancy.

8.13 Blocked Payments. If by law, regulation, or fiscal policy of a particular Government, conversion into United States Dollars or transfer of funds of a convertible currency to the United States is restricted or forbidden ("Blocked Payments"), Company will give CHMC prompt notice in writing and will pay the Blocked Payments through such means or methods as are lawful in such country as CHMC may reasonably designate. Failing the designation by CHMC of such lawful means or methods within thirty (30) days after such notice is given to CHMC, Company will deposit such Blocked Payments in local currency to the credit of CHMC in a recognized banking institution reasonably selected by Company and identified in a written notice to CHMC by Company.

ARTICLE 9 - INFRINGEMENT

9.1 Notification. Each party will promptly report in writing to the other party during the Term any infringement or suspected infringement in the Territory of any Patent of which it becomes aware and will provide the other party with all available evidence supporting such infringement or suspected infringement.

9.2 Joint Suit. If CHMC and Company agree in writing to jointly institute a suit against any third party who has infringed or is suspected of infringing any of the Patents licensed hereunder within the Field of Use in the Territory, then the suit will be brought in the name of both parties. The parties will agree in writing on who will control the action and how costs and recoveries will be shared. If the parties agree that Company will control the action, then CHMC may, if it so desires, be represented by counsel of its own selection and at its own expense.

9.3 CHMC Infringement Suit. Absent written agreement as set forth above, CHMC will have the first and sole right, but not the obligation, at its own expense to initiate an infringement suit or other appropriate action against any third party who at any time has infringed or is suspected of infringing any of the Patents licensed hereunder. CHMC will provide Company with an opportunity to make suggestions and comments regarding such action; however, all final decisions will be made by CHMC in its discretion. CHMC will keep Company promptly informed of the status of any such action. CHMC may join Company to the suit at its option, provided that CHMC will bear all of Company’s litigation-related expenses and out-of-pocket expenses, including, without limitation, reasonable attorney fees. Otherwise, Company will offer reasonable assistance to CHMC in connection with such action at no charge to Company except for the reimbursement of reasonable out-of-pocket expenses in connection with such assistance, including attorneys’ fees. Any damages, profits, or awards of whatever nature recovered from such action will belong solely to CHMC.

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9.4 Company Infringement Suit. In the event that CHMC does not, within six (6) months after becoming aware of the infringement, secure cessation of the infringement, enter suit against the infringer or provide Company with evidence of the pendency of a bona fide negotiation for the acceptance by the infringer of a sublicense under the Patents, then to the extent that its license rights are then exclusive, Company will have the right at its own expense to initiate an infringement suit against such infringer if and only to the extent that the infringement is in the Territory and the Field of Use and adversely and substantially affects Company’s exclusive license rights. Company may join CHMC to the suit, upon CHMC’s approval which will not be unreasonably withheld. If CHMC is joined, Company will bear all of CHMC’s litigation-related expenses and out-of-pocket expenses in connection with such assistance, including, without limitation, reasonable attorney fees. Otherwise, CHMC will offer reasonable assistance to Company at no charge to Company except that Company will reimburse CHMC for all of its reasonable out-of-pocket expenses, including attorney fees. Company will give CHMC sufficient advance written notice of its intent to initiate or not initiate any such action and the reasons therefor and will provide CHMC with an opportunity to make suggestions and comments regarding such action; however, all final decisions will be made by Company in its discretion. Notwithstanding the foregoing, CHMC will also independently have the right to voluntarily join the suit, in which case CHMC will pay one half of the cost of prosecuting the lawsuit from the date of joining. Company will keep CHMC promptly informed of the status of any such action. Any damages, profits or awards of whatever nature recovered from such action will be treated as Net Sales under this Agreement after Company has been compensated for its costs in handling such action hereunder and also after CHMC has been compensated for its costs in handling such action if CHMC joins the suit. Company will have no right or authority to settle or otherwise voluntarily dispose of any such action without CHMC’s prior written consent, not to be unreasonably withheld, except that Company may grant a sublicense to any alleged infringer in accordance with the terms and conditions of this Agreement relating to sublicenses. Any upfront fees, royalties and other revenues delivered to Company pursuant to such sublicense will be treated as set forth in Paragraph 8.8.

9.5 Abandonment of Suit. In the event that either party institutes a suit under this Article and then decides to abandon the suit, it will first provide timely written notice to the other party of its intention to abandon the suit, and the other party, if it wishes, may continue prosecution of such suit, provided however, that the sharing of expenses and of any recovery in such suit will be agreed upon separately in good faith by the parties taking into account their respective efforts in the prosecution.

9.6 Third Party Suit. In the event that a third party institutes a suit against Company for infringement, Company will promptly inform CHMC and keep CHMC regularly informed of the proceedings. In the event that such third party institutes a suit against CHMC or CHMC is joined as a party, CHMC will have the right to control the defense of the suit.

9.7 Declaratory Judgment Actions. In the event that a declaratory judgment action is brought against Company by a third party alleging invalidity or unenforceability, or non-infringement of the Patents, CHMC, at its option, will have the right in its discretion within thirty (30) days after receiving notice of the commencement of such action to intervene and participate at its own expense or to take over sole control of the defense of the action at its own expense. In any case, the party controlling the defense will provide to the other party each document or a draft thereof pertaining to the declaratory judgment action, including, but not limited to, each communication with opposing counsel, pleading, discovery requires, or other court filing, as follows: (a) documents received from the court or opposing counsel will be provided promptly after receipt; and (b) for a document to be served on opposing counsel or filed in court, a draft of such document will be provided to the non-controlling party sufficiently in advance of its filing to allow for review and comment by the non-controlling party. The controlling party agrees to consider the non-controlling party’s comments in good faith but will have the right to make all decisions in its sole discretion.

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ARTICLE 10 - WARRANTY DISCLAIMER

10.1	Nothing in this Agreement will be construed as:

(a)	A warranty or representation by CHMC as to the validity or scope of any Patent or that any pending patent applications under the Patents will issue;

(b)	A warranty or representation that anything made, used, sold or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of patents, copyrights, trade secrets or other intellectual property of third parties;

(c)	An obligation of CHMC to bring or prosecute actions or suits against third parties for infringement;

(d)	Granting by implication, estoppel or otherwise any licenses under patents of CHMC other than Patents; or

(e)	An obligation to furnish any technology, technological information or other materials other than as expressly identified herein.

10.2 CHMC MAKES NO, AND HAS NOT MADE ANY, REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, AND ASSUMES NO RESPONSIBILITIES OR LIABILITY WHATSOEVER WITH RESPECT TO THE PATENTS, TECHNOLOGY OR BIOLOGICAL MATERIALS OR THE USE, SALE OR OTHER DISPOSITION BY COMPANY OR ITS AFFILIATES, SUBLICENSEES, VENDEES OR OTHER AGENTS OR TRANSFEREES OR END USERS OF PRODUCTS OR PROCESSES INCORPORATING OR MADE BY USE OF ANY TECHNOLOGY OR PATENTS LICENSED UNDER THIS AGREEMENT OR BIOLOGICAL MATERIALS (IF ANY), FURNISHED IN CONNECTION WITH THIS AGREEMENT. THE FOREGOING ARE PROVIDED AS IS, WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED, AND COMPANY WAIVES ALL RIGHTS TO MAKE ANY CLAIM WHATSOEVER AGAINST CHMC WITH RESPECT TO ANY OF THE FOREGOING. COMPANY SHALL BE SOLELY RESPONSIBLE FOR ALL REPRESENTATIONS AND WARRANTIES THAT COMPANY OR ITS AGENTS, SUBLICENSEES OR AFFILIATES MAKE TO THIRD PARTIES WITH RESPECT TO ANY OF THE FOREGOING.

ARTICLE 11 – PUBLICITY; MARKS; CONFIDENTIALITY

11.1 Publicity. Neither party will make any public press release or similar publicity announcement or disclosure regarding this Agreement without the other party’s prior written consent. The disclosing party will provide copies of the proposed disclosure reasonably in advance (but in no event less than fifteen (15) business days) of such release or announcement for the non-disclosing party’s prior review and comment. The non-disclosing party will provide its comments, if any, on such announcement as soon as practicable. Notwithstanding the foregoing, either party will be permitted, without the need for consent, to make an objective statement that this Agreement exists, without revealing its terms and conditions.

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11.2 Use of Names, Logos or Symbols. No rights are granted in or to CHMC’s or its Affiliates’ names, logos, trademarks or service marks (including, without limitation, the names “Cincinnati Children’s Hospital Medical Center,” “CHMC,” “Cincinnati Children’s Research Foundation” or “CCRF”), or the physical likeness or names of its employees or investigators or other symbols of CHMC or its Affiliates for any purpose without its prior written consent, other than as approved under Paragraph 11.1 above.

11.3 Confidential Information. For purposes of this Agreement, Confidential Information means any non-public information or materials of a party hereto which the other party is provided or has access to hereunder that relate to the transmitting party’s research or business, or the Patents, Technology or Biological Materials, and which are either identified as confidential at the time of disclosure or should, under the circumstances, reasonably be expected to be confidential such as test data, samples, data, drawings, trade secrets, draft and final correspondence with the United States Patent and Trademark Office and other patent authorities, and the terms of this Agreement, but does not include materials or information that the receiving party can, prior to its proposed use or disclosure, substantiate through written documentation: (a) is explicitly approved for release by the transmitting party; (b) was already known by the receiving party prior to receiving the information or material from the transmitting party; (c) was lawfully disclosed to the receiving party by a third party having the right to disclose it without an obligation of confidentiality; (d) was in the public domain at the time of disclosure or later become part of the public domain through no fault or breach of obligation by the receiving party, its employees, or agents; or (e) was independently developed by the receiving party without use of the disclosing party’s Confidential Information.

11.4 Confidentiality Obligations. Each party agrees to maintain such Confidential Information received from the other party in strict confidence, to use it only in a manner consistent with the purpose for which it was transmitted and to not disclose it to third parties except third parties who are counsel or who are employees, consultants or permitted contractors or subcontractors of the receiving party who have a need to know, have been instructed that it is proprietary information and are under binding obligations to maintain its confidentiality pursuant to terms which are at least as stringent as those set forth herein. Each party agrees to take the same measures to protect the Confidential Information of the other party that it takes to protect its own information of comparable sensitivity, but in no event less than reasonable care. All materials transmitted between the parties or accessed hereunder and containing Confidential Information will remain the property of the transmitting party and will, along with all copies, summaries and other tangible manifestations thereof, be immediately returned upon termination or expiration of this Agreement or upon earlier reasonable request unless previously destroyed at the transmitting party’s request. Each party will, upon the other party’s request, provide a written officer’s certificate certifying that it has so returned or destroyed the other party’s Confidential Information. Each party will be responsible for any breach of confidentiality hereunder by any of its Affiliates, Sublicensees, consultants, employees, independent contractors. Each party will advise the other immediately in the event that it learns or has reason to believe that any person discloses or uses or intends to disclose or use such other party’s Confidential Information and will reasonably cooperate with the other party to prevent or remedy the same.

11.5 Required Disclosures. Notwithstanding the foregoing, CHMC and Company may disclose each other’s Confidential Information to the extent that it is required to be disclosed by law or regulation or is reasonably required to be disclosed in order to enforce rights under the Agreement, provided that the receiving party will, if reasonably possible, notify the other party of the intended disclosure in advance, reasonably cooperate with the disclosing party’s effort to seek a protective order contesting or limiting the disclosure and limit its disclosure to that which is required for the foregoing purpose. CHMC may also disclose the terms and conditions of this Agreement to the Government and its agents as necessary in connection with any Government funding related to the Patent rights or Technology.

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11.6 Duration of Confidentiality Obligations. Notwithstanding the expiration or termination of this Agreement, the parties’ respective confidentiality obligations will continue in effect for ten (10) years after the expiration or termination of this Agreement.

11.7 Remedies. The parties each acknowledge and agree that a breach of this Article 11 may cause irreparable harm to the non-breaching party for which the award of money damages may be inadequate. The parties therefore agree that in the event of any breach of this provision, the non-breaching party will be entitled to seek injunctive relief in addition to seeking any other remedy provided in this Agreement or available at law.

ARTICLE 12 - TERMINATION

12.1 For Convenience. Company may terminate this Agreement at any time prior to first commercial sale of a Product or Process by providing at least one hundred and eighty (180) days’ written notice to CHMC.

12.2 For Breach.

12.2.1	In the event that Company breaches any of its material obligations hereunder, CHMC may at its sole option and discretion terminate this Agreement, provided that CHMC will have first given Company written notice specifying the nature of the breach and Company will have failed to cure such breach within thirty (30) days thereafter. If Company has begun to cure such breach and is diligently pursuing its cure if such breach is curable, but is not capable of being cured within thirty (30) days of such notice, then CHMC shall not exercise its termination rights for an additional sixty (60) day period.

12.2.2	Subject to Section 4.3 and Section 12.2.3, n the event that CHMC breaches any of its material obligations hereunder, Company may, upon written notice, terminate this Agreement, provided that it will have first given CHMC written notice specifying the nature of the breach and CHMC will have failed to cure such breach within thirty (30) days thereafter. If CHMC has begun to cure such breach and is diligently pursuing its cure if such breach is curable, but is not capable of being cured within thirty (30) days of such notice, then Company shall agree to give CHMC an additional sixty (60) day period to cure such breach.

12.2.3	In the event Company’s material breach is related to failure to meet Milestones under Section 4.2.2, Company is entitled to a nonexclusive license under Section 4.3, to continue to develop indications that have already entered development at any stage or in which Company has invested in developing.

12.3 For Company’s Bankruptcy or Insolvency. CHMC may also terminate this Agreement by written notice to Company upon Company’s (i) becoming insolvent or otherwise unable to pay its debts as they become due (unless Company cures such condition within thirty (30) days after receipt of written notice of a claim of insolvency by CHMC); (ii) making a general assignment for the benefit of its creditors; or (iii) becoming the subject of a voluntary or involuntary petition in bankruptcy or any voluntary or involuntary proceeding relating to receivership, liquidation, or composition for benefit of creditors under domestic or foreign bankruptcy or insolvency law.

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12.4 Effect on Sublicenses. Termination of this Agreement will automatically terminate all sublicenses which may have been granted by Company.

12.5 General Effect of Termination; Survival. Upon expiration or termination of this Agreement, neither party will be relieved of any obligations incurred prior to such termination, and the obligations of the parties under any provisions which by their nature are intended to survive any such termination will survive and continue to be enforceable, including, without limitation, those related to confidentiality, indemnification, limitation of liability, exclusion of damages and payments then due. Company will provide CHMC with all information and data in its possession or control as of the termination date that is reasonably necessary for CHMC to continue to pursue the development of Products and Processes, and CHMC or its agents or licensees will have a right to reference Company’s regulatory filings. Termination or expiration of this Agreement for any reason will not preclude any party from pursuing all rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement.

ARTICLE 13 – INDEMNIFICATION; INSURANCE; LIMITATION OF LIABILITY

13.1 Indemnification. Company will, at its sole expense, defend CHMC and its Affiliates, and its and their agents, directors, trustees, officers and employees (or anyone of them) against all claims, suits, actions, demands, judgments, or investigations (both governmental and non-governmental), and will indemnify, release and hold them harmless from and against any and all losses, damages, fees, liabilities, penalties or expenses (including, without limitation, reasonable attorneys’ fees) incurred, assessed or awarded, under any theory of liability, including, without limitation, tort, warranty or strict liability, arising out of or in connection with (i) the development, manufacture, use, commercialization, packaging, marketing or sale, lease, license or other distribution or disposition by Company and its Sublicensees and Affiliates or any of their agents of any Product and/or Process hereunder, (ii) the use by Company or its Sublicensees or Affiliates or any of their agents or transferees of Technology, Biological Materials or Patents, or the use, sale or other disposition by Company or its Sublicensees or Affiliates or any of their agents or transferees of Products or Processes; (iii) any representation or warranty made by Company or its Sublicensees or Affiliates or agents to third parties with respect to the Patents, Technology, Products or Processes; (iv) any claims for death, illness or personal injury caused by the Products and/or Processes; or (v) any asserted violation by Company or its Sublicensees or Affiliates or any of their agents of any Export Laws or other applicable laws or regulations. Company also will reimburse CHMC for its expenses, including, without limitation, reasonable attorneys’ fees, in enforcing this provision.

To receive indemnification from Company, CHMC must: (i) notify the Company promptly of the assertion of any such claims against it (an “Indemnifiable Claim”); provided that any delay by the CHMC in giving notice to Company of an Indemnifiable Claim will not affect the CHMC’s right to be indemnified for such Indemnifiable Claim except to the extent that Company is actually prejudiced in its ability to defend against such Indemnifiable Claim; and, (ii) authorize and permit Company to conduct and exercise control of the defense and disposition of such claims, provided however, that Company agrees not to enter into any settlement or compromise of any claim or action in a manner that admits fault or imposes any restrictions or obligations upon an CHMC without that CHMC’s prior written consent, which will not be unreasonably withheld.

13.2 Insurance. Company will, beginning with the first clinical trial or the first commercial sale or other commercialization of Products or Processes, whichever occurs earlier, and continuing during the Term, carry workers’ compensation insurance in the amounts statutorily required, and occurrence-based liability insurance, including products liability, general commercial liability and contractual liability, in an amount sufficient to cover the liability assumed by Company hereunder, such amount being at least Five Million Dollars $5,000,000 per occurrence and Ten Million Dollars $10,000,000 annual aggregate. Such policy will name CHMC as an additional insured and require at least fifteen (15) days notice to CHMC prior to any cancellation or material change. Company will provide CHMC a certificate evidencing such coverages from time to time upon CHMC’s reasonable request. The amounts of insurance coverage required herein will not be construed as creating any limitation on Company’s indemnification obligations under this Agreement.

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13.3 Exclusion of Damages; Limitation of Liability. NEITHER CHMC NOR ITS AFFILIATES SHALL BE LIABLE TO ANY PARTY FOR SPECIAL, EXEMPLARY, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES, WHETHER IN CONTRACT, WARRANTY, TORT, STRICT LIABILITY OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, THE PATENTS, TECHNOLOGY, BIOLOGICAL MATERIALS, PRODUCTS OR PROCESSES, INCLUDING BUT NOT LIMITED TO DAMAGES MEASURING LOST PROFITS, GOODWILL OR BUSINESS OPPORTUNITIES, EVEN IF ADVISED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES.

13.4 Limitation of Liability. IN NO EVENT WILL CHMC’S AND ITS AFFILIATES’ TOTAL AND CUMULATIVE LIABILITY TOGETHER OF ANY KIND, EVEN FOR DIRECT DAMAGES, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, THE PATENTS, TECHNOLOGY, BIOLOGICAL MATERIALS, PRODUCTS AND PROCESSES, EXCEED THE TOTAL AMOUNT OF THE PAYMENTS ACTUALLY RECEIVED BY CHMC.

ARTICLE 14 - NOTICES

14.1 All notices to be given hereunder will be in writing and personally delivered or sent by postage pre-paid first class mail , air mail if not domestic (except that payments and notices of breach or that otherwise materially affect the parties’ rights hereunder must be sent postage pre-paid by international certified mail, return receipt requested or international Federal Express or other similar reputable international courier or postal services providing a tracking or return receipt delivery) addressed to the respective parties at the following addresses, or such other address and/or individual as a party will designate in writing for such purpose:

14.2 Notices and other communications to Company concerning this Agreement will be addressed to:

Erin Henderson___________________

Chief Business Officer______________

201 E Fiftth Street, Suite 1900________________

Cincinnati, OH 45202_________________

ehenderson@bluewatervaccines.com

Invoices related to fees or patent expenses shall be addressed to:

Accounts Payable___________________

201 E Fiftth Street, Suite 1900________________

Cincinnati, OH 45202_________________

Email: ap@bluewatervaccines.com___________________

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14.3 Notices and other communications to CHMC concerning this Agreement will be addressed to:

Cincinnati Children’s Hospital Medical Center

Legal Department

3333 Burnet Avenue, Mail Location 7032

Cincinnati, Ohio 45229-3039, U.S.A.

Cincinnati Children’s Hospital Medical Center

Innovation Ventures

3333 Burnet Avenue, Mail Location 7032

Cincinnati, Ohio 45229-3039, U.S.A.

Fax: 513/636-8453

ATTN: Director Portfolio Management

ARTICLE 15 – MISCELLANEOUS

15.1 Assignment. This is a personal contract between CHMC and Company. CHMC has investigated Company, its officers and has selected Company because of the unique qualifications of its business, reputation, competitive posture, and the character of its officers and principals. Neither this Agreement nor any of the rights or obligations hereunder may be assigned or otherwise transferred in whole or in part by Company, whether by contract, change of control, operation of law or otherwise, without the prior written consent of CHMC, and any attempt to so transfer without such written consent will be void and of no effect. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties, their legal representatives, heirs and assigns.

15.2 Export Laws. It is understood that CHMC is subject to United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes and other commodities, and that its obligations hereunder are contingent on compliance with all applicable United States export laws and regulations (“Export Laws”). The transfer of certain technical data and/or commodities (which may include the Technology and Biological Materials) may require a license from the cognizant agency of the United States Government and/or written assurances by Company that Company and its Affiliates and Sublicensees will not export data or commodities to certain foreign countries without prior approval of such agency. CHMC neither represents nor warrants that a license will not be required nor that, if required, it will be issued. In any event, Company specifically agrees not to export or re-export any information and/or technical data and/or products in violation of any applicable Government laws and/or regulations. Company agrees to provide notice to and obtain written approval from the CHMC prior to transferring, directly or indirectly, anything enumerated on the Commerce Control List or United States Munitions List. CHMC reserves the right to not accept the item, software, or technology/technical data. Any such decision will not result in breach of contract. Company does not need to provide notice to or obtain written approval from CHMC prior to transferring anything classified as EAR99 or exempt from export control regulations.

15.3 Governing Law; Venue. This Agreement and all matters related thereto will be construed and interpreted under and governed by the laws of the State of Ohio (other than its conflicts of laws provisions) and the federal patent, trademark, copyright and other applicable federal laws of the United States of America, and CHMC and Company hereby submit to the exclusive jurisdiction of the federal and state courts located in Hamilton County, Ohio for the resolution of any dispute, claim or legal proceeding arising out of or related to this Agreement, waive any objection to such jurisdiction on the grounds of venue, forum non conveniens, or similar ground, and agree that any such dispute, claim or proceeding will be brought exclusively in one of those courts.

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15.4 Force Majeure. Neither party will be liable for any default or delay in the performance of its obligations under this Agreement to the extent that such default or delay is caused, directly or indirectly, by acts of God, civil disturbance, war, fires, acts or orders of any Government agency or official, other than Company’s failure to obtain Regulatory Approvals, natural catastrophes, or any other circumstances beyond such party’s reasonable control. In any such event, the non-performing party will be excused from any further performance or observance of the obligation so affected only for as long as such circumstances prevail and such party continues to use commercially reasonable efforts to recommence performance or observance as soon as practicable. Any party whose performance is delayed or prevented by any cause or condition within the purview of this Paragraph will promptly notify the other party thereof, the anticipated duration of the non-performance, and the action(s) being taken to overcome or mitigate the delay or failure to perform. Notwithstanding the foregoing, under no circumstances will any delay or nonperformance be excused or forgiven (a) if the cause of the nonperformance could have been prevented or avoided by the exercise of reasonable diligence; (b) if the party whose performance is delayed or prevented fails to use reasonable diligence to promptly overcome and mitigate the delay or failure to perform; or (c) if the nonperformance is caused by the negligence, intentional conduct or misconduct of the nonperforming party. The parties understand and agree that Governmental acts, orders or restrictions do not constitute excusing events hereunder if such acts, orders or restrictions are issued due to either party's alleged failure to conform to applicable laws, regulations or other governmental requirements. If the delay or non-performance lasts for more than 180 days in any 360 day period, then the non-affected party may terminate this Agreement upon written notice with respect to the countries in the Territory affected by the delay or non-performance.

15.5 Severability. The provisions set forth in this Agreement will be considered to be severable and independent of each other. In the event that any provision of this Agreement will be determined to be unenforceable by a court of competent jurisdiction with respect to any country in the Territory, such determination will not be deemed to affect the enforceability of any other provision and the parties agree that any court making such a determination is hereby requested and empowered to modify such provision and to substitute for such unenforceable provision such limitation or provision of a maximum scope as the court then deems reasonable and judicially enforceable and the parties agree that such substitute provision will be as enforceable in said country as if set forth initially in this Agreement. Any such substitute provision will be applicable only in the country in which the original provision was determined to be unenforceable. However, in the event that such court declines to modify such provisions, then the parties will in good faith negotiate a modification to the provision to the minimum extent necessary to render it valid and enforceable in conformity with the parties’ intent as manifested herein.

15.6 Headings; Jointly Drafted Agreement. Headings used herein are for reference purposes only and neither limit nor amplify the terms and conditions herein. For purposes of construction, this Agreement will be deemed to have been jointly drafted by the parties and their counsel, and the rule of construction of contracts that ambiguities are construed against the drafting party will not be applied against either party.

15.7 Independent Contractors. The relationship between CHMC and Company created by this Agreement is solely that of independent contractors. This Agreement does not create any agency, distributorship, employee-employer, partnership, joint venture or similar business relationship between the parties. No party is a legal representative of another party, and no party has the right to assume or create any obligation, representation, warranty or guarantee, express or implied, on behalf of another party for any purpose whatsoever. Each party will use its own discretion and will have complete and authoritative control over its employees and the details of performing its obligations under this Agreement.

15.8 Entire Agreement; Amendment. This Agreement, together with its Exhibits, which are hereby incorporated by reference, contains the full understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings and writings relating thereto. It may not be modified or amended except by a writing signed by both parties identified as an amendment to this Agreement.

15.9 Waiver. The waiver by either party of any right, claim, or breach by the other party must be in written form and signed by the party against whom the waiver is charged, and it will not be construed as a waiver of any succeeding right, claim, or breach.

15.10 Counterparts. This Agreement may be executed in separate counterparts, each of which so executed and delivered will constitute an original, but all such counterparts will together constitute one and the same instrument. Any such counterpart may comprise one or more duplicates or duplicate signature pages any of which may be executed by less than all of the parties provided that each party executes at least one such duplicate or duplicate signature page.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their properly and duly authorized officers or representatives as of the Effective Date.

CHILDREN’S HOSPITAL	COMPANY
MEDICAL CENTER

/s/ Abram S. Gordon	/s/ Joseph Hernandez
Signature	Signature

Abram S. Gordon
Printed Name	Printed Name

Vice President, Innovation Ventures
Title	Title

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Exhibit A

Company’s Affiliates

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Exhibit B

Patents

Case 2008-1213:

-	U.S. Patent 8,486,421, entitled “Antigen-Norovirus P-Domain Monomers and Dimers, Antigen-Norovirus P-Particle Molecules, and Methods of Their Making and Use”, filed on Jan. 9, 2010, issued on Jul. 16, 2013, with priority dates of Jun. 9, 2009 (Provisional application No. 61/185.564) and Jul. 10, 2009 (provisional application No. 61/224,696)

-	U.S. Patent 9,096,644, entitled “Antigen-Norovirus P-Domain Monomers and Dimers, Antigen-Norovirus P-Particle Molecules, and Methods of Their Making and Use”, filed on Jun. 9, 2009, with a priority date of Jul. 10, 2009.

-	European Patent 2440582, entitled “Antigen-Norovirus P-Domain Monomers and Dimers, Antigen-Norovirus P-Particle Molecules, and Methods of Their Making and Use”, filed on Jun. 9, 2010, issued on Nov. 7, 2018, with priority dates of Jun 9, 2009 (Provisional application No. 61/185.564) and Jul. 10, 2009 (provisional application No. 61/224,696) (validated in France, Germany, Italy, UK)

-	Japan Patent 5894528, entitled “Antigen-Norovirus P-Domain Monomers and Dimers, Antigen-Norovirus P-Particle Molecules, and Methods of Their Making and Use”, filed on Jun. 9, 2010, issued on Mar. 4, 2016, with priority dates of Jun 9, 2009 (Provisional application No. 61/185.564) and Jul. 10, 2009 (provisional application No. 61/224,696)

Case 2017-0103:

-	U.S. Patent Application No. 16/489,095, entitled “Norovirus S Particle Based Vaccines and Methods of Making and Using Same,” filed on Aug. 27, 2019, with priority date Mar. 28, 2017 (Provisional Application No. 62/477,481)

-	Euopean Patent Application No. 18777340.3, entitled “Norovirus S Particle Based Vaccines and Methods of Making and Using Same,” filed on Sept. 12, 2019, with priority date Mar. 28, 2017 (Provisional Application No. 62/477,481)

-	Japan Patent Application No. 2019-546799, entitled “Norovirus S Particle Based Vaccines and Methods of Making and Using Same,” filed on Aug. 27, 2019, with priority date Mar. 28, 2017 (Provisional Application No. 62/477,481)

-	China Patent Application No. 201880017019.3, entitled “Norovirus S Particle Based Vaccines and Methods of Making and Using Same,” filed on Sept. 9, 2019, with priority date Mar. 28, 2017 (Provisional Application No. 62/477,481)

-	Hong Kong Patent Application No. 62020005692.2, entitled “Norovirus S Particle Based Vaccines and Methods of Making and Using Same,” filed on April 13, 2020, with priority date Mar. 28, 2017 (Provisional Application No. 62/477,481)

Case 2020-1205

-	U.S. Provisional Patent Application No. 63/149,742, filed on Feb. 16, 2021, and U.S. Provisional Patent Application No. 63/162,369, filed on Mar. 17, 2021, both entitled “S60-HA1 pseudovirus nanoparticles as a new influenza vaccine tactic and candidate”.

Case 2012-0113

-	US Patent No 9,562,077, entitled “Protein Complex System for Increased Immunogenicity and Functionality, and Methods Making and Use”, filed on Mar. 14, 2013, with priority date July 11, 2012 (Provisional Application No. 61/670,288).

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Exhibit C

Development and Commercialization Plan

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